

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2022

James McCullough
Chief Executive Officer
Renalytix plc
Finsgate
5-7 Cranwood Street
London EC1V 9EE
United Kingdom

  Re: Renalytix plc
   Registration Statement on Form F-3
   Filed May 27, 2022
   File No. 333-265280

Dear Mr. McCullough:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Dorrie Yale at 202-551-8776 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences

cc: Marc A. Recht